
JUN 3 0 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03025691

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-16129

A. Full title of the plan and the address of the plan,

Fluor Corporation Employees' Performance Plan
One Enterprise Drive
Aliso Viejo, California 92656
Attention: Plan Administrative Committee

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLUOR CORPORATION
One Enterprise Drive
Aliso Viejo, California 92656

REQUIRED INFORMATION

ITEM 1 Not Applicable.

ITEM 2 Not Applicable.

ITEM 3 Not Applicable.

ITEM 4 Financial Statements and Exhibits

(a) Financial Statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 3 hereof in the Index to Audited Financial Statements and Supplemental Schedule, in lieu of the requirements of Items 1 to 3 above.

(b) Exhibits:

23.1 Consent of Independent Auditors
99.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2003

Fluor Corporation Employees' Performance Plan

By:



Joseph Deacon
Secretary, Plan Administrative Committee

Audited Financial Statements and Supplemental Schedule

Fluor Corporation Employees' Performance Plan

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

Fluor Corporation Employees' Performance Plan

Index to Audited Financial Statements
and Supplemental Schedule

Report of Independent Auditors

The Administrative Committee
Fluor Corporation Employees' Performance Plan

We have audited the accompanying statements of net assets available for benefits of the Fluor Corporation Employees' Performance Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Irvine, California
June 23, 2003

Fluor Corporation Employees' Performance Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2002	2001
	(In thousands)	
Assets		
Investments, at fair value:		
Investments in Master Trust Accounts	**$696,441**	$837,236
Fluor Corporation common stock	**30,400**	27,346
Massey Energy Company common Stock	**2,521**	6,313
Index funds	**20,171**	12,342
Mutual Fund Window	**33,920**	19,764
Bankers Trust Company Short Term Investment Fund	**2,430**	3,913
Total investments	**785,883**	906,914
Receivables:		
Contributions receivable	**21,351**	19,402
Accrued interest and dividends receivable	**197**	139
Total receivables	**21,548**	19,541
Total assets	**807,431**	926,455
Liabilities		
Accrued expenses	**167**	495
Net assets available for benefits	**$807,264**	$925,960

See accompanying notes.

Fluor Corporation Employees' Performance Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,	
	2002	2001
	(In thousands)	
Additions (deductions) in net assets:		
Contributions:		
Fluor Corporation (net of $265 and $7,110 in forfeitures, for 2002 and 2001, respectively)	**$ 21,500**	$ 12,596
Total contributions	**21,500**	12,596
Net investment loss:		
Share in net investment loss of Master Trust Accounts	**(62,320)**	(30,307)
Interest and dividends	**1,496**	947
Net (depreciation) appreciation of:		
Fluor Corporation common stock	**(6,797)**	3,702
Massey Energy Company common stock	**(3,152)**	4,246
Index funds	**(2,863)**	409
Mutual Fund Window	**(4,261)**	179
Net investment loss	**(77,897)**	(20,824)
Benefits, terminations and withdrawals	**(59,885)**	(69,643)
Administrative expenses	**(2,414)**	(2,187)
Asset transfers to other plans	**—**	(1,249)
Decrease in net assets available for benefits	**(118,696)**	(81,307)
Net assets available for benefits:		
Beginning of year	**925,960**	1,007,267
End of year	**$807,264**	$ 925,960

See accompanying notes.

1. Description of the Plan

Fluor Corporation Employees' Performance Plan (the Plan) is a noncontributory defined contribution plan sponsored by Fluor Corporation (Fluor or the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Contributions and Eligibility

Eligible salaried employees of Fluor and certain of its subsidiaries who have completed one year of service, as defined, become participants in the Plan.

For the years ended December 31, 2002 and 2001, Fluor contributed 3.00% of participants' eligible compensation to the Plan. No minimum contribution by the Company to the Plan is required in any plan year. For plan years beginning on or after January 1, 1999, at the end of each plan year, the Company may make an aggregate contribution in an amount not greater than (i) 25% of the Company's earnings before interest and taxes, excluding (z) any unusual or infrequently occurring material items and (y) the amount of the Company's contributions to the Plan, the Fluor Corporation Salaried Employees' Savings Investment Plan (Savings Investment Plan) and the Defined Benefit Plan of Fluor Corporation and Participating Subsidiaries (Defined Benefit Plan), less (ii) the amount of the Company's contributions to the Savings Investment Plan and the Defined Benefit Plan. In addition, the Company's aggregate contributions to the Plan in any plan year may not exceed 15% of the aggregate eligible compensation of the participants, as defined in the Plan.

An individual account is maintained for each participant in one or more of the following funds: Intermediate Term Bond Fund; U.S. Equity Fund; Short Term Bond Fund; Non-U.S. Equity Fund; Small Cap U.S. Equity Fund; Money Market Fund; Balanced Fund Moderate; Balanced Fund Growth; Balanced Fund Conservative; Fluor Common Stock Fund; Massey Energy Common Stock Fund; Lehman Aggregate Index Fund; S&P 500 Index Fund; EAFE Index Fund; Russell 2000 Index Fund; and the Mutual Fund Window, which is a system mechanism to access various selected mutual funds. Fluor contributions are designated to participant selected funds annually. If no funds are selected, then the contributions are designated to the Balanced Fund Moderate and may be subsequently allocated to other funds at the discretion of the participant.

1. Description of the Plan (continued)

Vesting and Forfeitures

Participants became fully vested in their employee contribution account (accumulated under a predecessor plan), their Fluor contribution account and any income earned thereon as of December 31, 1987. Participants are fully vested in Fluor contributions for plan years beginning after December 31, 1987 if at that date they had completed at least five years of service; otherwise they are 20% vested after three years of service, 40% vested after four years of service and 100% after five years of service. Any employee, who first becomes a participant on or after January 1, 1999, for contributions made to the corporation contribution account on or after January 1, 1999, shall vest 100% after five years of vested service. The non-vested portions of terminated participant accounts are segregated in the clearing account; these amounts and earnings thereon may be available to reduce Fluor contributions to the Plan. Participants who terminate service by reason of retirement, death or permanent and total disability become fully vested upon termination of service.

Benefits

Participants are eligible to retire at age 65 or earlier according to the following schedule: ages 60 through 64 with five or more years of service; age 59 with eight or more years service; age 58 with eleven or more years of service; age 57 with 13 or more years of service; age 56 with 14 or more years of service; or age 55 with 15 or more years of service. If a participant has 30 years of service, they may retire early regardless of age. Upon retirement, participants may request distribution in a lump sum (in cash or in shares of Fluor common stock as determined at the discretion of the Administrative Committee), in the form of a deferred pay-out over a period not to exceed 10 years, or as a 50% Joint and Survivor or Single Life annuity. In the event of death or total disability prior to retirement, the entire balance in the participant's account is distributable in the same manner as upon retirement. Upon termination of employment, other than by reason of retirement, death or total disability, participants receive a distribution of the vested balance in their accounts in cash or in Fluor common stock as determined at the discretion of the Administrative Committee.

The amounts due to certain terminated employees whose payments cannot be processed due to elections made under predecessor plan provisions, and due to retirees who elect to receive their benefits in installments, are invested in short-term investment vehicles, as determined by the Plan's Investment Committee for the exclusive benefit of those employees and retirees.

1. Description of the Plan (continued)

Benefits (continued)

No current income tax liability accrues to Plan participants in connection with the Company's contributions to the Plan, or from interest, dividends and capital gains realized by the Plan. Amounts distributed to the participants are taxable in accordance with Internal Revenue Code rules governing distributions.

Income Tax Status

The Internal Revenue Service has issued a determination letter dated May 30, 1996, confirming that the Plan qualifies, in form, under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and that the underlying trust is, therefore, exempt from federal income taxes under the provisions of Section 501(a) of the Code. In February 2002, the Plan's Administrative Committee filed an application for a new determination letter as mandated by the GUST Amendment. Although approval of this application is still pending, the Plan's Administrative Committee has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status. Accordingly, the accompanying financial statements do not reflect a provision for income taxes.

Investments

The Plan's investments are commingled with the investments of various other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates, in the Fluor Corporation Master Retirement Trust (Master Trust). The Plan's investments are governed by a trust agreement with Bankers Trust Company of California, N.A., a subsidiary of Deutsche Bank (the Trustee). The Plan's commingled investments are held by the Trustee in the following different accounts (Master Trust Accounts):

- Intermediate Term Bond Account – Invested primarily in obligations issued or guaranteed by the federal government or a state, local or foreign government, commingled pension investment funds, domestic and foreign corporate bonds and debentures, corporate equity securities, and commingled short-term investment funds.

- U.S. Equity Account – Invested primarily in corporate equity securities listed on U.S. stock exchanges, commingled pension investment funds and commingled short-term investment funds.

1. Description of the Plan (continued)

Investments (continued)

- Short Term Bond Account – Invested primarily in corporate and government obligations, commingled pension investment funds, guaranteed investment contracts issued by insurance companies, and commingled short-term investment funds.

- Alternative Investments Account – Invested primarily in limited partnerships investing in private placements, commingled pension investment funds, mortgage notes receivable, investment properties, and commingled short-term investment funds.

- Non-U.S. Equity Account – Invested primarily in corporate equity securities of foreign corporations, commingled pension investment funds, foreign currency exchange contracts, and commingled short-term investment funds.

- Small Cap U.S. Equity Account – Invested primarily in corporate equity securities listed on U.S. stock exchanges, commingled pension investment funds and commingled short-term investment funds.

- Money Market Account – Invested primarily in commingled short-term investment funds.

- Global Tactical Allocation Account (terminated April 2001) – Invested primarily in commingled pension investment funds and commingled short-term investment funds and corporate equity securities of U.S. and foreign corporations, obligations issued or guaranteed by the federal government or state, local or foreign government, domestic and foreign corporate bonds and debentures and foreign currency exchange contracts.

1. Description of the Plan (continued)

Investments (continued)

The Intermediate Term Bond Fund participates in the Intermediate Term Bond Account. The U.S. Equity Fund participates in the U.S. Equity Account. The Short Term Bond Fund participates in the Short Term Bond Account. The Non-U.S. Equity Fund participates in the Non-U.S. Equity Account. The Small Cap U.S. Equity Fund participates in the Small Cap U.S. Equity Account. The Money Market Fund participates in the Money Market Account. The Balanced Fund Moderate participates in all of the Master Trust Accounts except for the Money Market Account and the Global Tactical Allocation Account. The Balanced Fund Growth participates in all of the Master Trust Accounts except for the Short Term Bond Account and the Money Market Account. The Balanced Fund Conservative participates in all of the Master Trust Accounts except for the Alternative Investments Account and the Global Tactical Allocation Account. The Fluor Common Stock Fund invests in Fluor common stock. The Massey Energy Common Stock Fund invests in Massey Energy common stock. The Lehman Aggregate Index Fund invests in Deutsche Bank's Lehman Aggregate Index Fund. The S&P 500 Index Fund invests in Deutsche Bank's S&P 500 Index Fund. The EAFE Index Fund invests in Deutsche Bank's EAFE Index Fund. The Russell 2000 Index Fund invests in Deutsche Bank's Russell 2000 Index. Fund. The Mutual Fund Window invests in various selected mutual funds.

An individual account is maintained for each participant in each designated Fund; through July 31, 2001, each account was adjusted monthly for contributions and net investment income or loss allocated to the individual participants in each Fund. Beginning August 1, 2001, each account is adjusted daily. As of the beginning of each month, through July 31, 2001, participants could transfer a portion or all of the balance in their accounts from one investment Fund to any other investment Fund. Beginning August 1, 2001, participants are allowed to make transfers on a daily basis.

Other Provisions

While the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Investments

The Plan's investments, including the underlying investments of the Master Trust, are stated at fair value as follows:

> Investments in marketable securities, including Fluor and Massey Energy common stock, are valued at the last reported sale price on the last business day of the plan year. Securities not traded on the last business day are valued at the last reported bid price. Guaranteed investment contracts are valued at fair value using current discount rates. Investments in commingled pension investment funds are valued by the respective fund managers and are reflected at amounts that would be realized upon redemption of the interests in such investment funds.
>
> Investments in limited partnerships are stated at estimated market values as determined in good faith by the general partner. Investments in real estate are valued based upon independent appraisals. Investments in mortgage notes and certain interest-bearing securities are carried at estimated values determined by the Trustee based on current market interest rates or discounted estimated cash flows. Because of the inherent uncertainty of valuation in the absence of readily ascertainable market values, estimated market values of investments in limited partnerships, investments in real estate and mortgage notes may differ significantly from what their values would have been had a ready market for such investments existed.
>
> The Trustee's Short Term Investment Fund may be converted to cash upon demand. Such funds earn interest income.

Through July 31, 2001, net investment income (loss) of Master Trust Accounts was allocated monthly to the Plan based on the ratio of market values of the Plan's investment in each Master Trust Account to the total market value of the related Master Trust Account as of the beginning of the month. Effective August 31, 2001, net investment income (loss) of Master Trust Accounts is allocated daily to the Plan based on the ratio of market values of the Plan's investment in each Master Trust Account to the total market value of the related Master Trust Account as of the beginning of the day.

Purchases and sales of investments are recorded on the trade date. Realized gains or losses on sales, redemptions, or distributions of investments are based upon each investment manager's average historical cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Summary of Significant Accounting Policies (continued)

Contributions

Contributions are recorded at the end of the plan year, and are paid by Fluor in the following year. The contribution may be made in cash or by transfer of certain other assets held by Fluor. There were no earnings on forfeitures applied to reduce Fluor contributions in 2002. Earnings of the Forfeitures Fund applied to reduce Fluor contributions aggregated $87,000 in 2001. In addition, non-vested forfeitures applied to reduce Fluor contributions were $265,000 and $7,110,000 in 2002 and 2001, respectively.

Benefit Payments

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made. Amounts included in net assets available for benefits, which are allocated to accounts of terminated participants who have withdrawn from the earnings and operations of the Plan as of December 31, 2002 and 2001 aggregated $755,000 and $57,000, respectively. These amounts account for the difference in net assets available for benefits and benefits paid between the financial statements and the Form 5500.

Earnings Allocation

Through July 31, 2001, net investment income (loss) of each Fund was allocated monthly to the individual participants' accounts based on a weighted average of each participant's balance to the total of all participants' balances during the month. Effective August 1, 2001, net investment income (loss) of each Fund is allocated daily to the individual participants' accounts with all funds being unitized. Earnings are allocated at the unit level.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Administration of the Plan

The Plan is managed by an Administrative Committee and an Investment Committee appointed by the Company's Board of Directors. The Administrative Committee interprets the Plan's documents and administers the Plan. The Investment Committee establishes investment policies and objectives including the Master Trust Accounts' portfolio diversification and risk concentration. The Investment Committee may appoint professional investment managers to manage the Master Trust Accounts' investments in accordance with ERISA requirements and the Investment Committee's guidelines.

The Plan is exposed to credit loss on directly and indirectly owned investments and such credit loss is limited to the carrying value of the investments. The Plan's concentrations of credit risk are dictated by the Plan's provisions as well as those of ERISA and participants' investment preferences *(Note 1)*. The Investment Committee believes that no significant concentrations of credit risk exist within any Master Trust Account at December 31, 2002.

The Plan's investments in Master Trust Accounts, including any derivative instruments and embedded derivatives, are recorded at their fair values with changes in fair value reported in the statement of changes in net assets available for benefits in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133).

The Master Trust Agreement requires that the Trustee hold the Plan's assets in a master trust and administer and distribute those assets in accordance with the Plan and the instructions of the Administrative Committee, the Investment Committee or their designees.

Fluor charged the Plan for certain administrative expenses aggregating $739,000 and $1,158,000 for the years ended December 31, 2002 and 2001, respectively.

4. Master Trust Accounts

Assets

The fair value of the commingled investments held in the Master Trust Accounts at December 31, 2002 and 2001 are summarized as follows:

(In thousands)	**2002**	2001
Intermediate Term Bond Account		
Government securities	**$174,113**	$145,382
Bonds and notes	**174,014**	149,411
Commingled pension investment funds	**55,568**	25,018
Commingled short-term investment funds	**39,737**	68,111
Securities lending collateral - cash	**20,493**	40,785
Investment income receivable, net	**3,035**	2,917
Corporate equity securities	**450**	1,574
Cash and foreign currency	**445**	723
Obligation to return collateral	**(20,493)**	(40,785)
Due (to) from brokers for securities (purchased) sold, net	**(73,887)**	4,278
	$373,475	$397,414
U.S. Equity Account		
Corporate equity securities	**$459,504**	$567,854
Commingled pension investment funds	**49,858**	106,574
Securities lending collateral - cash	**14,984**	28,968
Commingled short-term investment funds	**11,215**	15,406
Investment income receivable, net	**538**	503
Government securities	**99**	100
Due to brokers for securities purchased, net	**(1,308)**	(4,063)
Obligation to return collateral	**(14,984)**	(28,968)
	$519,906	$686,374

Fluor Corporation Employees' Performance Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	**2002**	2001
Short Term Bond Account		
Government securities	**$131,126**	$122,254
Securities lending collateral - cash	**114,994**	62,306
Bonds and notes	**62,139**	97,768
Commingled pension investment funds	**10,215**	11,519
Commingled short-term investment funds	**8,139**	2,988
Guaranteed investment contracts	**6,765**	8,864
Foreign currency and cash	**—**	2,382
Investment income receivable, net	**1,878**	1,683
Due to brokers for securities purchased, net	**(4,297)**	(29,119)
Obligation to return collateral	**(114,994)**	(62,306)
	$215,965	$218,339
Alternative Investments Account		
Interests in limited partnerships	**$ 38,096**	$ 49,857
Commingled pension investment funds	**5,720**	8,387
Commingled short-term investment funds	**638**	484
Due from brokers for securities sold, net	**97**	85
Mortgage notes secured by real estate	**89**	89
Cash	**19**	19
Investment income receivable, net	**1**	—
	$ 44,660	$ 58,921
Non-U.S. Equity Account		
Corporate equity securities	**$ 81,848**	$101,558
Commingled pension investment funds	**71,158**	67,015
Securities lending collateral - cash	**17,789**	27,886
Commingled short-term investment funds	**1,525**	2,379
Investment income receivable	**190**	238
Foreign currency and cash	**79**	46
Foreign currency exchange contracts	**(1)**	(1)
Due to brokers for securities purchased, net	**(411)**	(486)
Obligation to return collateral	**(17,789)**	(27,886)
	$154,388	$170,749

4. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	**2002**	2001
Small Cap U.S. Equity Account		
Corporate equity securities	**$ 55,412**	$ 72,943
Commingled pension investment funds	**54,047**	62,808
Securities lending collateral - cash	**15,001**	20,145
Commingled short-term investment funds	**2,385**	2,069
Due from (to) brokers for securities sold (purchased), net	**256**	(635)
Investment income receivable	**24**	58
Bonds and notes	**3**	—
Obligation to return collateral	**(15,001)**	(20,145)
	$112,127	$137,243
Money Market Account		
Commingled short-term investment funds	**$254,804**	$187,638
Interest receivable	**296**	372
Due to brokers for securities purchased, net	**(5)**	(4)
	$255,095	$188,006

4. Master Trust Accounts (continued)

Assets (continued)

As a result of having investments denominated in foreign currencies, the Intermediate Term Bond Account, Short Term Bond Account, Non-U.S. Equity Account, and Global Tactical Allocation Account (the Intermediate Term Bond, Short Term Bond, Non-U.S. Equity, and Global Tactical Accounts) are subject to the effect of foreign exchange rate fluctuations. These accounts may purchase foreign currency forward contracts with maturities of less than six months to manage their exposure from market fluctuations impacting the various currencies in which investments are denominated. These contracts represent commitments to either purchase or sell a variety of foreign currencies, at specified prices and various dates. Open positions are generally closed prior to settlement, limiting cash requirements to the change in value of the underlying currencies. Foreign currency forward contracts are valued at the difference in the U.S. dollar value of such contracts translated at the original contract rate versus the forward rate on the last business day of the plan year, with changes in fair market values reflected directly in net investment income. The Intermediate Term Bond, Short Term Bond, Non-U.S. Equity and Global Tactical Accounts are subject to credit loss in the event of nonperformance by counterparties (generally AA rated international banks) to the foreign currency forward contracts. The Investment Committee does not anticipate nonperformance by any of these counterparties. The following is a summary of the aggregate notional amounts and fair values of open foreign currency purchase and sale positions held at December 31, 2002 and 2001 (in thousands of U.S. dollars):

	Notional Amount	Fair value
Non-U.S. Equity Account		
2002		
Contracts to sell foreign currencies	**$ 134**	**$ (1)**
Contracts to purchase foreign currencies	**359**	**—**
2001		
Contracts to sell foreign currencies	317	(1)
Contracts to purchase foreign currencies	194	—

4. Master Trust Accounts (continued)

Assets (continued)

Net recognized losses related to foreign exchange forward contracts for the year ended December 31, 2002 aggregated $211,000 and $24,000 for the Intermediate Term Bond and Non-U.S. Equity Accounts, respectively. These losses were primarily due to hedging foreign currency positions back into the U.S. dollar. During the year ended December 31, 2002, the average notional amounts of foreign currency purchase and sale forward contracts were $2,362,000 and $2,411,000, and $1,077,000 and $1,085,000 for the Intermediate Term Bond and Non-U.S. Equity Accounts, respectively.

Net recognized losses related to foreign exchange forward contracts for the year ended December 31, 2001 aggregated $352,000, $17,000, $953,000, and $1,269,000 for the Intermediate Term Bond, Short Term Bond, Non-U.S. Equity, and Global Tactical Accounts, respectively. These losses were primarily due to hedging foreign currency positions back into the U.S. dollar. During the year ended December 31, 2001, the average notional amounts of foreign currency purchase and sale forward contracts were $24,394,000 and $24,365,000, $746,000 and $422,000, and $17,960,000 and $18,327,000 for the Intermediate Term Bond, Non-U.S. Equity, and Global Tactical Accounts, respectively.

The Master Trust has a security lending program with the Trustee whereby the Trustee is authorized to lend securities owned by the Master Trust (other than Fluor and Massey Energy common stock, investment properties, mortgage notes, real estate funds and commingled funds) to a select number of qualified borrowers (generally national and international brokerage firms). Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are committed to return the securities to the Master Trust. All borrowed securities are secured by collateralized assets held by the Trustee which have a fair value no less than the fair value of the borrowed securities at all times. In the event a security borrower is unable to fulfill its obligation to return borrowed securities and the collateral is not sufficient to purchase identical securities, the deficiency is allocated to all entities participating in the Trustee's security lending program on a pro-rata basis. No such deficiencies were allocated to the Master Trust during the years ended December 31, 2002 and 2001. The aggregate percentage of security values that may be on loan, at any point in time, may not exceed 40% of the Master Trust's lendable portfolio. At December 31, 2002 and 2001, the fair value of securities loaned by the Master Trust approximated $178,957,000 and $175,868,000, respectively, and the fair value of cash collateral held by the Master Trust approximated $183,262,000 and $180,090,000, respectively. Net fees aggregating $562,000 and $705,000 were earned under the lending agreement during the years ended December 31, 2002 and 2001, respectively.

4. Master Trust Accounts (continued)

Assets (continued)

At December 31, 2002 and 2001, the Plan held the following undivided percentage interests in the Master Trust Accounts:

	2002	2001
Intermediate Term Bond Account	**47.39%**	56.12%
U.S. Equity Account	**31.12**	33.34
Short Term Bond Account	**45.34**	48.21
Alternative Investments Account	**47.65**	56.79
Non-U.S. Equity Account	**44.86**	49.75
Small Cap U.S. Equity Account	**45.96**	51.82
Money Market Account	**46.13**	48.20

4. Master Trust Accounts (continued)

Income

Net investment income (loss) of the Master Trust Accounts for the years ended December 31, 2002 and 2001 is summarized as follows:

(In thousands)	**2002**	2001
Intermediate Term Bond Account		
Interest	**$ 15,535**	$ 23,324
Net appreciation including foreign currency translation and transaction gains and losses	**12,284**	4,002
Dividends	**474**	335
Other income	**129**	192
Investment management and administrative expenses	**(1,763)**	(1,477)
Net investment income	**$ 26,659**	$ 26,376
U.S. Equity Account		
Dividends	**$ 7,511**	$ 8,609
Interest	**277**	610
Other income	**81**	189
Investment management and administrative expenses	**(2,967)**	(3,333)
Net depreciation	**(169,226)**	(103,599)
Net investment loss	**$(164,324)**	$ (97,524)
Short Term Bond Account		
Interest	**$ 9,528**	$ 11,664
Net appreciation	**4,019**	5,729
Other income	**202**	161
Investment management and administrative expenses	**(456)**	(513)
Net investment income	**$ 13,293**	$ 17,041
Alternative Investments Account		
Real estate and limited partnerships	**$ 1,057**	$ 431
Interest	**44**	129
Investment management and administrative expenses	**(203)**	(173)
Net depreciation	**(8,157)**	(4,376)
Net investment loss	**$ (7,259)**	$ (3,989)

Fluor Corporation Employees' Performance Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

Income (continued)

(In thousands)	**2002**	2001
Non-U.S. Equity Account		
Dividends	**$ 2,103**	$ 1,332
Other income	**100**	48
Interest	**63**	279
Investment management and administrative expenses	**(1,501)**	(1,394)
Net depreciation including foreign currency translation and transaction gains and losses	**(24,114)**	(37,734)
Net investment loss	**$(23,349)**	$ (37,469)
Small Cap U.S. Equity Account		
Dividends	**$ 453**	$ 1,098
Interest	**52**	201
Other income	**51**	115
Investment management and administrative expenses	**(697)**	(930)
Net depreciation	**(33,043)**	(1,945)
Net investment loss	**$(33,184)**	$ (1,461)
Money Market Account		
Interest	**$ 4,169**	$ 6,608
Investment management and administrative expenses	**(26)**	(14)
Net investment income	**$ 4,143**	$ 6,594
Global Tactical Allocation Account		
Interest	**$ —**	$ 163
Other income	**—**	3
Net depreciation	**—**	(3,419)
Net investment loss	**$ —**	$ (3,253)

4. Master Trust Accounts (continued)

Income (continued)

The Plan's share in net investment income/loss of Master Trust Accounts for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
Intermediate Term Bond Account	**53.63%**	58.31%
U.S. Equity Account	**32.92**	33.65
Short Term Bond Account	**46.04**	48.69
Alternative Investments Account	**46.56**	57.69
Non-U.S. Equity Account	**46.82**	50.14
Small Cap U.S. Equity Account	**49.10**	57.71
Money Market Account	**47.21**	51.13
Global Tactical Allocation Account	—	80.19

Fluor Corporation Employees' Performance Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

Income (continued)

The components of net appreciation (depreciation) in fair value of investments held by Master Trust Accounts for the years ended December 31, 2002 and 2001 are as follows (including realized gains and losses on investments that were both bought and sold during the respective years):

	Intermediate Term Bond Account	U.S. Equity Account	Short Term Bond Account	Alternative Investments Account	Non-U.S. Equity Account	Small Cap U.S. Equity Account
	(In thousands)					
2002						
Investments at fair value as determined by quoted market price:						
Government securities	$12,488	$ —	$2,691	$ —	$ —	$ —
Corporate equity securities	(96)	(150,468)	—	—	(21,490)	(15,746)
Foreign currency forward contracts	(211)	—	—	—	(24)	—
Bonds and notes	(3,489)	—	1,032	—	—	3
Investments at estimated fair value:						
Commingled pension investment funds	3,592	(18,758)	296	(1,721)	(2,600)	(17,300)
Interests in limited partnerships	—	—	—	(6,436)	—	—
Total	$12,284	$(169,226)	$4,019	$(8,157)	$(24,114)	$(33,043)

Fluor Corporation Employees' Performance Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

Income (continued)

	Intermediate Term Bond Account	U.S. Equity Account	Short Term Bond Account	Alternative Investments Account	Non-U.S. Equity Account	Small Cap U.S. Equity Account	Global Tactical Allocation Account
				(In thousands)			
2001							
Investments at fair value as determined by quoted market price:							
Government securities	$ 2,481	$ —	$3,139	$ —	$ —	$ —	$ 13
Corporate equity securities	152	(86,867)	—	—	(18,637)	(4,473)	—
Foreign currency forward contracts	(352)	—	(17)	—	(953)	—	(1,269)
Bonds and notes	(2,228)	—	2,534	—	—	—	—
Investments at estimated fair value:							
Commingled pension investment funds	3,949	(16,732)	73	(2,294)	(18,144)	2,528	(2,163)
Investment properties	—	—	—	92	—	—	—
Interests in limited partnerships	—	—	—	(2,174)	—	—	—
Total	$ 4,002	$(103,599)	$5,729	$(4,376)	$(37,734)	$(1,945)	$(3,419)

5. Fluor Common Stock

Investments in Fluor common stock at December 31, 2002 and 2001 are summarized as follows:

	2002		2001	
	Number of shares	**Fair value**	Number of shares	Fair value
	(In thousands)			
Fluor Common Stock Fund	**1,072**	**$30,400**	731	$27,346

6. Massey Energy Common Stock

Investments in Massey Energy common stock at December 31, 2002 and 2001 are summarized as follows:

	2002		2001	
	Number of shares	**Fair value**	Number of shares	Fair value
	(In thousands)			
Massey Energy Common Stock Fund	**260**	**$2,521**	305	$6,313

Supplemental Schedule

Fluor Corporation Employees' Performance Plan

Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue	Description of asset	Cost	Current value
Common Stock			
Fluor Corporation common stock*	1,071,585 shares	$ **	$30,400,000
Massey Energy common stock*	260,080 shares	**	2,521,000
Index Funds			
Deutsche Bank's Lehman Aggregate Index Fund*	893,716 shares	**	10,140,000
Deutsche Bank's S&P 500 Index Fund*	907,894 shares	**	6,727,000
Deutsche Bank's EAFE Index Fund*	55,912 shares	**	422,000
Deutsche Bank's Russell 2000 Index Fund*	360,747 shares	**	2,882,000
Interest Bearing Cash Fund			
Bankers Trust Company Short Term Investment Fund*	2,430,000 shares	**	2,430,000
Mutual Fund Window			
American Century World Mutual Funds Inc. Twentieth Century Int'l Growth Fund	11,218 shares	**	72,000
Berger Worldwide Funds Trust International Core Funds	3,447 shares	**	28,000
Euro Pacific Growth Fund	8,376 shares	**	192,000

Fluor Corporation Employees' Performance Plan

Schedule of Assets (Held at Year End) (continued)

Identity of issue	Description of asset	Cost	Current value
Federated Total Return Services	34,627 shares	$ **	$ 374,000
Fidelity Investment Trust Diversified International Funds	48,092 shares	**	826,000
Fidelity Low Priced Stock Fund	182,963 shares	**	4,605,000
Fidelity Overseas Fund Pacific Basin Fund	8,889 shares	**	113,000
Fidelity Securities Fund Diversified Growth Fund	140,842 shares	**	3,144,000
Hewitt Service Trust Money Market *	40,200 shares	**	4,020,000
Invesco International Funds Inc. European Fund	9,498 shares	**	74,000
Invesco Stock Funds Inc. Dynamics Fund	32,331 shares	**	345,000
Investment Co. Amer.	44,731 shares	**	1,050,000
Janus Investment Fund Mercury Fund	14,437 shares	**	213,000
Janus Investment Fund Enterprise Fund	736 shares	**	17,000
Morgan Stanley Institutional Fund Trust Morgan Stanley Ins. Small Cap Group	6,459 shares	**	136,000
Morgan Stanley Institutional Fund Trust Morgan Stanley Ins. FX Inc.	18,055 shares	**	208,000

Fluor Corporation Employees' Performance Plan

Schedule of Assets (Held at Year End) (continued)

Identity of issue	Description of asset	Cost	Current value
Morgan Stanley Institutional Fund Trust Morgan Stanley Ins. Limited DU	27,189 shares	$ **	$ 290,000
Morgan Stanley Institutional Fund Trust Morgan Stanley Ins. Fixed II	15,838 shares	**	180,000
Morgan Stanley Institutional Fund Trust Morgan Stanley Ins. M/C VL	49,672 shares	**	721,000
Neuberger & Berman Equity Trust Genesis Trust	85,609 shares	**	2,409,000
New Perspective Fund Ins.	32,032 shares	**	578,000
PIMCO Funds Multi Manager Services Cadence Mid Cap Growth FD	10,346 shares	**	161,000
PIMCO Funds Multi Manager Services Cadence Cap Appreciation FD	55,116 shares	**	701,000
PIMCO Funds Pacific Investment Management Services Long Term U.S. Gov't Fund	202,911 shares	**	2,244,000
PIMCO Funds Pacific Investment Management Services Low Duration Fund II	176,259 shares	**	1,763,000
PIMCO Funds Pacific Investment Management Services Total Return Fund II	92,315 shares	**	948,000
PIMCO Funds Total Return Fund	349,753 shares	**	3,732,000
Putnam International Growth Fund	13,890 shares	**	228,000

Fluor Corporation Employees' Performance Plan

Schedule of Assets (Held at Year End) (continued)

Identity of issue	Description of asset	Cost	Current value
Putnam Investment Funds Growth Opportunities	25,001 shares	$ **	$ 260,000
T. Rowe Price International Funds Inc. Emerging Markets Stock Fund	41,958 shares	**	429,000
T. Rowe Price Mid Capital Growth Fund	24,775 shares	**	769,000
T. Rowe Price Small Capital Stock Fund Inc.	14,143 shares	**	304,000
T. Rowe Price Blue Chip Growth Fund Inc.	21,834 shares	**	479,000
Sound Shore Fund Inc.	13,515 shares	**	349,000
Turner Funds Mid-Cap Fund	36,991 shares	**	544,000
Vanguard Equity Income Fund Inc. Growth Equity	37,897 shares	**	252,000
Vanguard Explorer Fund Inc.	5,725 shares	**	260,000
Vanguard Windsor Fund Inc. Vanguard Windsor Portfolio II	43,371 shares	**	902,000

* Party-in-interest investment that is not a "prohibited investment" under the Employee Retirement Income Security Act of 1974.

** Cost information is not required for participant-directed investments.

Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-63862) pertaining to the Fluor Corporation Employees' Performance Plan of our report dated June 23, 2003, with respect to the financial statements and schedule of the Fluor Corporation Employees' Performance Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Irvine, California
June 23, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Fluor Corporation Employees' Performance Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, H. Steven Gilbert, Chair of the Plan Administrative Committee, hereby certify for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

- the Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and
- the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 26, 2003



H. Steven Gilbert
Chair, Plan Administrative Committee

A signed original of this written statement required by Section 906 has been provided to Fluor Corporation and will be retained by Fluor Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Fluor Corporation Employees' Performance Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, D. Michael Steuert, hereby certify, in my capacity as an officer of Fluor Corporation (the "Company"), for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

- the Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and
- the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 26, 2003



D. Michael Steuert
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Fluor Corporation and will be retained by Fluor Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Auditors
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002